Exhibit 99.1

Focus Media Completes Acquisition of Allyes

SHANGHAI, China, March 28, 2007 — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced that it has completed its acquisition of Allyes Information Technology Company Limited. As a result, Allyes has become a wholly-owned subsidiary of Focus Media.

In accordance with the share purchase agreement entered into on February 28, 2007, Focus Media made a cash payment of US$70.0 million and issued 19,969,080 new Focus Media ordinary shares (valued at US$77.62 per ADR, each of which represents 10 Focus Media ordinary shares) on March 28, 2007 to the Allyes shareholders and the Allyes shareholders delivered 100% of the equity interest in Allyes to Focus Media.

Following this acquisition, the company will consolidate Allyes financials with Focus Media’s financial report. As a result, the company raises its total revenues estimates for full year 2007 to a range of $390 million to $400 million, as compared to the previously announced range of $350 million to $360 million. Net income for full year 2007 excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) is expected to be between $2.85 and $2.92 per fully diluted ADS, as compared to previously announced range from $2.83 to $2.90 per fully diluted ADS.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements, including forward-looking statements concerning financial information and financial information using non-GAAP measures. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the company also provides certain non-GAAP financial measures, including non-GAAP operating margin, non-GAAP net income and non-GAAP earning per fully diluted ADS, all excluding non-cash share-based compensation and amortization of acquired intangible assets resulting from acquisitions. The company believes that the non-GAAP financial measures provides investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media’s liquidity and when planning and forecasting future periods. The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of December 31, 2006, Focus Media had approximately 85,300 display units in our commercial location network, 38,700 display units in our in-store network, 99,700 advertising poster frames installed throughout China and 200 outdoor LED displays in Shanghai. Over 3,000 international and domestic advertisers had placed advertisements through our networks as of December 31, 2006. For more information about Focus Media, please visit our website ir.focusmedia.cn.

Investor and Media Contact:

Jie Chen

Focus Media Holding Ltd

Tel: +86-21-3212-4661 ext 6607

Email: ir@focusmedia.cn